August 14, 2012

Dear Ms. Ledbetter:

Kraft Foods Group, Inc. (the “Company”) anticipates that, on or shortly after August 15, 2012, it will file Amendment No. 6 (the “Amendment”) to Registration Statement on Form 10-12B, File No. 001-35491 (the “Registration Statement”) in connection with its spin-off (the “Spin-Off”) from Kraft Foods Inc. (“Kraft”) to Kraft’s shareholders. The Company expects that this Amendment will be the final amendment to the Registration Statement. The Amendment will include three exhibits to the Registration Statement, including an amended Information Statement filed as Exhibit 99.1. We expect the Amendment to contain the following updates:

1)	The approval of Kraft’s Board of Directors of the Spin-Off on August 14, 2012 (CEO letter appended to Information Statement).

2)	The September 19, 2012 record date of the Spin-Off (cover page; pp. 5, 11, 35, 36, 166).

3)	The October 1, 2012 distribution date of the Spin-Off (cover page; pp. 5, 11, 61, F-45).

4)	The start of trading of Kraft’s common stock under the ticker symbol “MDLZ” and “regular-way” trading of the Company’s common stock on October 2, 2012 (CEO letter appended to Information Statement).

5)	The expected August 21, 2012 mailing date of the Notice of Internet Availability of Information Statement Materials to Kraft’s shareholders (cover page).

6)	The telephone number and e-mail address of Mondelēz International, Inc.’s Investor Relations team (page 10).

7)	Updates to our expectations regarding the trading markets for Kraft’s common stock up to and including the distribution date (pp. 15-16, 44).

8)	Disclosure of the Company’s and Kraft’s plans to (a) allocate cash balances in Canadian accounts, rather than sweep all cash from the Company on the distribution date, which the Company intends to do for all other accounts and (b) following the Spin-Off, true-up the Canadian cash position, targeted cash flows and certain working capital accounts (pp. 62, 91, 170). The Company has updated the capitalization table and the unaudited pro forma combined balance sheet as of June 30, 2012 and the related footnotes to reflect these plans (pp. 48, 52, 56-58). Enclosed for your reference are changed pages that show the changes made to the tables and the related footnotes.

9)	Updates to ages of directors Myra M. Hart and Jeanne P. Jackson (page 111).

10)	Updates to director L. Kevin Cox’s anticipated beneficial ownership of the Company’s common stock at the time of the Spin-Off and director John T. Cahill’s anticipated ownership of the Company’s deferred stock at the time of the Spin-Off (page 166).

11)	Additional information regarding how the directors’ and executive officers’ anticipated ownership of the Company’s restricted stock and deferred stock at the time of the Spin-Off was estimated (page 167).

We will advise you promptly of any additional changes that will be included in the Amendment. The Amendment will also include an executed opinion of Sutherland Asbill & Brennan LLP relating to certain tax matters filed as Exhibit 8.1 and an amended Form of Notice of Internet Availability of Information Statement Materials filed as Exhibit 99.2.

Please contact me at (212) 474-1794 with any questions you may have regarding the Registration Statement. Electronic mail transmissions may be sent to me at tchen@cravath.com.

Sincerely,

/s/ Ting S. Chen

Ting S. Chen, Esq.

Alexandra M. Ledbetter

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Encl.

Copy w/encl. to:

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Lily Dang

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Jenifer Gallagher

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

VIA COURIER

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